Exhibit 99.2

Hello, this is Michael Ward.

This week we began our proxy mailing to shareholders, seeking their support to continue our recent success and re-elect our Board of Directors at the 2008 annual meeting of shareholders on June 25.

As you know, TCI and 3G, two hedge funds, seek to gain five seats on our Board, and are making other demands that lead us to believe they seek effective control of the Board and the Company’s strategy.  We firmly believe that such an outcome could jeopardize the enormous progress we have made for our customers, shareholders and you, our employees.

If you own CSX shares, it is critical that you vote using the WHITE proxy card.  By voting your WHITE proxy, you will support our Board members and make it clear that you believe our current business strategy is the right one for CSX.

Through numerous meetings and phone calls with TCI, we have concluded that the TCI group lacks a fundamental understanding of the American railroad industry in general, and CSX in particular.

At various times, TCI has proposed strategies that would have the Company take on significant debt to fund share buybacks, reduce our credit rating to junk bond status, alienate customers with aggressive pricing and freeze certain capital investments in our transportation network.  All of these proposals share one thing in common:  they are damaging ideas for CSX, our customers and our shareholders.

Over the next two months, we will be meeting with investors to tell them how you, your Board and management have delivered outstanding performance and superior value for shareholders.  We lead our Class I railroad peers in three-year stock performance by a wide margin and rank first in compound annual earnings growth since 2004.  In addition, we are now among the industry leaders in safety and service.

We are confident that we have the right Board of Directors, the right employees and the right strategy to keep delivering outstanding results.  We fully intend to win.  You can help us succeed by continuing to deliver superior safety, service and performance.  And remember, vote the WHITE proxy card.

Thanks for listening, have a safe, productive day, and I’ll talk to you again next week.

IMPORTANT INFORMATION
In connection with the 2008 annual meeting of shareholders, CSX Corporation ("CSX") has filed with the SEC and is mailing to shareholders a definitive Proxy Statement dated April 25, 2008.  Security holders are strongly advised to read the definitive Proxy Statement because it contains important information. Security holders may obtain a free copy of the definitive Proxy Statement and any other documents filed by CSX with the SEC at the SEC’s website at www.sec.gov. The definitive Proxy Statement and these other documents may also be obtained for free from CSX by directing a request to CSX Corporation, Attn: Investor Relations, David Baggs, 500 Water Street C110, Jacksonville, FL 32202.

CERTAIN INFORMATION CONCERNING PARTICIPANTS
CSX, its directors, director nominee and certain named executive officers and employees may be deemed to be participants in the solicitation of CSX’s security holders in connection with its 2008 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in CSX’s definitive Proxy Statement.